TEEKAY CORPORATION

Fourth Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

January 13, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC 20549

Attention:	Karina Dorin, Staff Attorney

Laura Nicholson, Special Counsel

Re:	Teekay Corporation Registration Statement on Form F-3

Filed December 29, 2020

File No. 333-251793

Ladies and Gentlemen:

We have reviewed the letter to us of January 12, 2021, setting forth the staff’s comment on the Registration Statement on Form F-3 (File No. 333-251793) filed by Teekay Corporation (the “Company”) on December 29, 2020 (the “Registration Statement”). This letter responds to the comment made by the staff in your letter. In this letter we have recited the comment from the staff in italicized type and have followed such comment with our response thereto.

Plan of Distribution, page 19

Comment

We note your disclosure on the prospectus cover page and under Plan of Distribution that sales may be made in block transactions, or as otherwise agreed between Teekay Corporation and the Agent. Please tell us whether these sales methods satisfy the “at the market offering” definition under Rule 415 of the Securities Act. If any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file a prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

U.S. Securities and Exchange Commission

January 13, 2021

Response

We acknowledge the staff’s comment and confirm that sales made in block transactions or otherwise made in privately-negotiated transactions, including as may otherwise be agreed between the Company and the sales agent, do not satisfy the “at the market offering” definition under Rule 415. We further confirm that, if any sale method employed by the Company does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415, or if any material information with respect to a particular offering has been omitted from the prospectus included in the Registration Statement, the Company will file a prospectus supplement at the time of such sale.

Sincerely,

TEEKAY CORPORATION

By:	/s/ Arthur Bensler

Name:	Arthur Bensler
Title:	Executive Vice President, Corporate Secretary and General Counsel

cc:	David S. Matheson (Perkins Coie LLP)

Joseph F. Bailey (Perkins Coie LLP)